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SEC FILE NUMBER
000-32859

CUSIP NUMBER
352451 10 8 353451 40 5 352451 AA 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Franklin Bank Corp.

Full Name of Registrant

Former Name if Applicable

9800 Richmond Avenue, Suite 680

Address of Principal Executive Office (Street and Number)
Houston, Texas 77042

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, in February 2008, Franklin Bank Corp.’s (“Franklin”) Board of Directors learned of possible accounting, disclosure and other issues related to single-family residential mortgages and residential real estate owned that could affect Franklin’s 2007 financial statements. Upon learning of these matters, Franklin’s Audit Committee commenced an independent internal investigation into these issues with the assistance of independent legal and accounting advisors (the “Investigation”). The independent audit of Franklin’s financial statements for 2007, which was suspended as a result of the Investigation, has resumed but has not been completed. Franklin has not yet filed its Form 10-K for the year ended December 31, 2007 or its Form 10-Q for the period ended March 31, 2008, and does not anticipate that it will be in a position to file its Form 10-Q for the period ended June 30, 2008 on or before the fifth calendar date following the required filing date. Additionally, as disclosed in its Current Report on Form 8-K filed August 6, 2008 (the “Form 8-K”), Franklin has identified accounting issues that require it to restate its financial statements as of and for the periods ended September 30, 2007, June 30, 2007 and March 31, 2007 and the year ended December 31, 2006.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Andy Black Chief Executive Officer, Franklin Bank, S.S.B.	713	339-8999
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

As discussed in Part III, Franklin has not yet filed its Form 10-K for the year ended December 31, 2007 or its Form 10-Q for the period ended March 31, 2008.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to completion of the independent audit of Franklin’s financial statements for 2007 referred to in Part III, Franklin expects to report a net loss for the quarter ended June 30, 2008 of $102.5 million, $70.0 million of which is attributable to impairment of goodwill, as compared to net income of $7.1 million for the quarter ended June 30, 2007 as reported in the Form 8-K.

Franklin Bank Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2008	By	/s/ Lewis S. Ranieri

Lewis S. Ranieri
Chief Executive Officer